Filed Pursuant to Rule 433

Registration Statement No. 333-180488

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Global Equity Indices
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately 12 months
Market Measure	A basket of global equity indices comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), and the MSCI EAFE® Index (Bloomberg symbol: “MXEA”). The S&P 500® Index will be given an initial weight of 75%, and the MSCI EAFE® Index will be given an initial weight of 25%.
Payout Profile at Maturity	— 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value — 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$10.80-$11.20] per unit, a [8%-12%] return over the principal amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514410846/d820931dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

—	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
—	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
—	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.
—	Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Component.
—	The initial estimated value of the notes on the pricing date will be less than their public offering price.
—	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
—	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
—	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

ACCELERATED RETURN NOTES® (ARNs®)

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.